FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

2.	Schedule of the Kotak Institutional Equities’ BFSI Conference

Item 1

OTHER NEWS

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Subject: Disclosure under Indian Listing Regulations

Enclosed, please find the schedule of the Kotak Institutional Equities’ BFSI Conference held in Mumbai on May 20, 2019. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

SCHEDULE

Kotak Institutional Equities’ BFSI Conference held in Mumbai: May 20, 2019

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group Meeting	Motilal Oswal Asset Management
2.	Group Meeting	Birla Sun Life Insurance
3.	Group Meeting	IndiaFirst Life Insurance
4.	Group Meeting	Invesco Asset Management
5.	Group Meeting	Aditya Birla Sun Life Asset Management
6.	Group Meeting	Premji Investments
7.	Group Meeting	Enam Holdings
8.	Group Meeting	Karma Capital Advisors
9.	Group Meeting	Mahindra Asset Management
10.	Group Meeting	Tree Line
11.	Group Meeting	IIFL Asset Management
12.	Group Meeting	Allard Partners
13.	Group Meeting	Canara HSBC Oriental Bank of Commerce Life Insurance
14.	Group Meeting	DHFL Pramerica Asset Management
15.	Group Meeting	Duro Capital
16.	Group Meeting	ICICI Prudential Asset Management
17.	Group Meeting	New Horizon Investments
18.	Group Meeting	Old Bridge Capital Management
19.	Group Meeting	Pinpoint Asset Management
20.	Group Meeting	TATA AIA Life Insurance
21.	Group Meeting	PineBridge Investments
22.	One-on-one Meeting	Franklin Templeton Asset Management
23.	Group Meeting	East Bridge Capital
24.	Group Meeting	Khazanah Nasional
25.	Group Meeting	Sundaram Asset Management
26.	Group Meeting	Moon Capital
27.	One-on-one Meeting	Generation Investment Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 21, 2019	By:	//s/ Vivek Ranjan
		Name :	Vivek Ranjan
		Title :	Chief Manager